Exhibit 99.2

 VALIANT OFFSHORE INC.Investor PresentationEquity Offering of USD 175m  28 May 2018

 This presentation dated 28 May 2018 (the “Presentation”) has been produced by Valiant Offshore Inc. (the “Company” or “Valiant Offshore”), for use in its dialogue with potential investors in a contemplated equity offering of new shares by the Company (the “New Shares”) to Norwegian investors, international institutional investors and professional investors and other investors in such other jurisdictions as are permitted or catered for by exemption rules under applicable securities laws (the “Equity Offering”). This Presentation is for information purposes only and does not in itself constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein. No representation of warranty (express or implied) is made as to, and no reliance should be placed on, any forward looking statements, including projections, estimates, targets and opinions, contained herein. To the extent permitted by law, the Company, its parent or subsidiary undertakings; Clarksons Platou Securities AS and Pareto Securities AS as joint lead managers and bookrunners, ABN AMRO Bank N.V. as joint lead manager, Nordea Bank AB (publ), filial i Norge as co-manager (together referred to as the “Managers”, each a “Manager”) or any such person’s officers, directors, or employees disclaim all liability whatsoever arising directly or indirectly from the use of this Presentation. This Presentation contains certain forward-looking statements relating to the business, financial performance and results of the Company and/or the industry in which it operates. Forward-looking statements concern future circumstances, not historical facts and are sometimes identified by the words “believes”, expects”, “predicts”, “intends”, “projects”, “plans”, “estimates”, “aims”, “foresees”, “anticipates”, “targets”, and similar expressions. The forward-looking statements contained in this Presentation (including assumptions, opinions and views of the Company or opinions cited from third party sources) are subject to risks, uncertainties and other factors that may cause actual events to differ materially from any anticipated development. None of the Company, any of its parent or subsidiary undertakings, the Managers or any such person’s officers, directors, or employees provides any assurance that the assumptions underlying such forward-looking statements are free from errors, nor does any of them accept any responsibility for the future accuracy of the opinions expressed in this Presentation or the actual occurrence of the forecasted developments described herein or any obligation to update any information contained herein.The Presentation contains information obtained from third parties. Such information has been accurately reproduced and, as far as the Company is aware of and able to ascertain from the information published by that third party, no facts have been omitted that would render the reproduced information to be inaccurate or misleading in any material respect. AN INVESTMENT IN THE COMPANY INVOLVES RISK. SEVERAL FACTORS COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT MAY BE PREDICTED OR IMPLIED BY STATEMENTS AND INFORMATION IN THIS PRESENTATION, INCLUDING, BUT NOT LIMITED TO, RISKS OR UNCERTAINTIES ASSOCIATED WITH THE COMPANY’S BUSINESS, DEVELOPMENT, GROWTH MANAGEMENT, FINANCING, MARKET ACCEPTANCE AND RELATIONS WITH CUSTOMERS AND, MORE GENERALLY, ECONOMIC AND BUSINESS CONDITIONS, CHANGES IN DOMESTIC AND FOREIGN LAWS AND REGULATIONS, TAXES, CHANGES IN COMPETITION AND PRICING ENVIRONMENTS, FLUCTUATIONS IN CURRENCY EXCHANGE AND INTEREST RATES AND OTHER FACTORS. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALISE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, THE ACTUAL RESULTS OF THE COMPANY MAY VARY MATERIALLY FROM THOSE FORECASTED IN THIS PRESENTATION. By attending or receiving this Presentation recipients acknowledge that they will be solely responsible for their own assessment of the Company and its shares as an investment and that they will conduct their own analysis and be solely responsible for forming their own view of the potential future performance of the Company and its business. The distribution of this Presentation may, in certain jurisdictions, be restricted by law. Persons in possession of this Presentation are required to inform themselves about and to observe any such restrictions. No action has been taken or will be taken in any jurisdiction by the Company or the Managers that would permit the possession or distribution of any documents or any amendment or supplement thereto (including but not limited to this Presentation) in any country or jurisdiction where specific action for that purpose is required. In relation to the United States and U.S. Persons, this Presentation is strictly confidential and is being furnished to investors solely in reliance on applicable exemptions from the registration requirements under the U.S. Securities Act of 1933, as amended (the “US Securities Act”). The shares of the Company have not and will not be registered under the U.S. Securities Act or any state securities law and may not be offered or sold within the United States unless an exemption from the registration requirements of the U.S. Securities Act is available. Accordingly, any offer or sale of shares in the Company will only be offered or sold (i) within the United Sates to Qualified Institutional Buyers (“QIBs”) pursuant to an applicable exemption from the registration requirements under the US Securities Act. and (ii) outside the United States in offshore transactions in accordance with Regulations S of the U.S. Securities Act. Neither the U.S. Securities and Exchange Commission, nor any other U.S. authority, has approved this Presentation. This Presentation is being communicated in the United Kingdom to persons who have professional experience, knowledge and expertise in matters relating to investments and who are "investment professionals" for the purposes of article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and only in circumstances where, in accordance with section 86(1) of the Financial and Services Markets Act 2000 ("FSMA"), the requirement to provide an approved prospectus in accordance with the requirement under section 85 FSMA does not apply. Consequently, investors understand that the shares to be issued in the Equity Offering may be offered only to "qualified investors" for the purposes of sections 86(1) and 86(7) FSMA, or to a limited number of UK investors, or only where minima are placed on the consideration or denomination of securities that can be made available (all such persons being referred to as "relevant persons"). The contents of this Presentation shall not be construed as legal, business, or tax advice. Each reader of this Presentation should consult its own legal, business or tax advisor as to legal, business or tax advice. If you are in doubt about the contents of this Presentation, you should consult your stockbroker, bank manager, lawyer, accountant, or other professional adviser. This Presentation speaks as of 28 May 2018. Neither the delivery of this Presentation nor any further discussions by the Company or the Managers with any of the recipients shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since such date. This Presentation and the information contained therein should be kept confidential by the recipient and may not be photocopied, reproduced or disclosed to third parties without the prior written consent of the Managers. This document has not been independently verified.This Presentation shall be governed by Norwegian law. Any dispute arising in respect of this Presentation is subject to the exclusive jurisdiction of the Norwegian courts with the Oslo City Court as legal venue.  Important information   2

 Risk factors (1/3)  Investing in the Company involves inherent risks. Prospective investors should consider, among other things, the risk factors set out below before making an investment decision. The risks described below are not the only ones facing the Company. Additional risks not presently known to the Company or that the Company currently deems immaterial may also impair the Company’s business operations and adversely affect the price of the Company’s shares and ability to service its debt. If any of the following risks actually occur, the Company’s business, financial position and operating results could be materially and adversely affected. A prospective investor should consider carefully the factors set forth below, and elsewhere in the Presentation, and should consult his or her own expert advisors as to the suitability of an investment in the shares of the Company. An investment in the New Shares is suitable only for investors who understand the risk factors associated with this type of investment and who can afford a loss of all or part of the investment.Valiant Offshore may be unable to secure ongoing drilling contracts for the Eirik Raude, which is currently cold stacked, or the Leiv Eiriksson's when its current engagement ends.Valiant Offshore’s ability to meet its cash flow obligations will depend on its ability to secure drilling contracts for its drilling units at sufficiently high day rates. Valiant Offshore cannot guarantee that it will be able to secure employment for the Eirik Raude, which is currently cold stacked in Greece or for the Leiv Eiriksson when its current engagement ends. Your investment in Valiant Offshore may be negatively affected if it is unable to secure suitable employment for its rigs, including the Eirik Raude. Further, even if both the Eirik Raude and the Leiv Eiriksson are successfully employed, Valiant Offshore cannot predict the future level of demand for their services or future conditions in the oil and gas industry. If the oil and gas companies do not continue to increase exploration, development and production expenditures, Valiant Offshore may have difficulty securing drilling contracts, or it may be forced to enter into drilling contracts at unattractive day rates. Either of these events could impair Valiant Offshore’s ability to generate sufficient cash flow to ensure a favorable return on your investment and meet its capital expenditure and other obligations. Further, Valiant offshore's current backlog of contract drilling revenue may not be fully realized, and Valiant Offshore's current and/or future drilling contracts may be terminated due to a number of events. If customers cancel any of Valiant Offshore's contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, or if contracts are suspended for an extended period of time or if a number of the contracts are renegotiated, it could adversely affect Valiant Offshore and your investment.There is no guarantee that Ocean Rig will contribute both Eirik Raude and the Leiv Eiriksson to Valiant Offshore. As such, your investment in Valiant Offshore may be negatively affected.At the time of the closing of the offering, it is expected that Ocean Rig UDW Inc. (“Ocean Rig” or “ORIG”), through certain subsidiaries, will contribute the Eirik Raude and the Leiv Eiriksson together with all the outstanding shares in Primelead Ltd, which owns the operational base in Norway, as contribution-in-kind to Valiant Offshore in exchange for 57.8% of the shares of Valiant Offshore. Delivery of the Leiv Eiriksson to Valiant Offshore is expected to be effected within 90 days of the closing of the offering. In the event the drilling contracts cannot be novated, the transfer of the Leiv Eiriksson shall be restructured from an asset sale to a sale of shares in the current ownership entity. If the Leiv Eiriksson for whatever reason is not transferred to Valiant Offshore with the drilling contracts as agreed, the shares of Valiant Offshore paid as deposit for the purchase shall be returned, but there are no restrictions on such shares. Delivery of Eirik Raude, which is currently cold-stacked in Greece, will take place following reactivation expected to take 12-15 months, and no later than 18 months from the closing of the offering. If Ocean Rig fails to mobilize the Eirik Raude in accordance with the terms set out in the Memorandum of Agreement, Valiant Offshore has the right to repurchase 21,500,000 shares free of compensation for cancellation. These shares will be pledged and blocked until delivery of the Eirik Raude. As a result, if the Eirik Raude is not delivered to Valiant Offshore in accordance with the scope of work agreed in the Memorandum of Agreement, we will have a call option, which will provide us with the right to acquire for no compensation 21,500,000 shares of Valiant Offshore held by Ocean Rig, returned to us for cancelation. If the Eirik Raude is not delivered, it is expected that we will only own the Leiv Eiriksson and Ocean Rig will be a minority shareholder in Valiant Offshore. In this case your investment in Valiant Offshore will be disproportionately affected by the future operating income of the Leiv Eiriksson. Furthermore, the Company will not have any operating income before it acquires either the Eirik Raude or the Leiv Eiriksson, but may accrue costs from an earlier stage. Pursuant to the Company's articles of association, the Company will not pay out dividends until the expected delivery dates of both the Leiv Eiriksson and the Eirik Raude. Because Valiant Offshore’s board of directors and management will have broad discretion over the use of the net proceeds from the offering, you may not agree with how it will use the proceeds, and Valiant Offshore’s board of directors and management may not invest the proceeds successfully or apply the proceeds effectively.Valiant Offshore intends to use the net proceeds from the offering together with a contribution-in-kind from Ocean Rig to finance the acquisition of the Leiv Eiriksson from a subsidiary of Ocean Rig and for general corporate purposes including working capital. However, Valiant Offshore’s board of directors and management may use any of the net proceeds from the offering for other purposes, at their discretion including if the Leiv Eiriksson is not delivered to Valiant Offshore. Accordingly, you will be relying on the judgment of Valiant Offshore’s board of directors and management with regard to the use of the proceeds of the offering, and you will not have the opportunity, as part of your investment decision, to influence how the proceeds are being used. Valiant Offshore’s failure to apply the funds received in the offering effectively may adversely affect Valiant Offshore’s business and may lead to a loss of part or all of your investment.  3

 Risk factors (2/3)  Valiant Offshore is incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law or bankruptcy law, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.Valiant Offshore’s corporate affairs are governed by its amended and restated articles of incorporation, its bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholders’ rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.There is currently no market for Valiant Offshore’s common stock and although Valiant Offshore intends to list the shares sold in the offering on the Norwegian over-the-counter market (“N-OTC”), there is no guarantee that a liquid market in the shares will develop in the foreseeable future.There is currently no market for Valiant Offshore’s common stock. While Valiant Offshore expects to list its shares on the N-OTC following the closing of the offering under the ticker symbol "VAL", there is no guarantee that that a liquid market in Valiant Offshore’s shares will develop at any time in the foreseeable future. The lack of a market in the common shares may impair your ability to sell the shares acquired in the offering at a time you wish to sell them or at a price considered to be reasonable. In the event that a market develops, we expect that it may be volatile and illiquid. Valiant Offshore shares may be immediately tradeable on the N-OTC in transactions by persons that are not affiliated with Valiant Offshore, in transactions that are not pre-arranged with a U.S. buyer and are otherwise conducted in compliance with Rule 904 of Regulation S. Affiliates of Valiant Offshore may be restricted from reselling their shares on the N-OTC market and may only resell their shares in compliance with Rule 903 of Regulation S or pursuant to another available exemption from the registration requirements of the Securities Act.The securities being offered by Valiant Offshore in the offering will be restricted shares of common stock for U.S. securities law purposes and an investment in its common stock may be illiquid.Valiant Offshore is offering shares of its common stock pursuant to applicable exemptions from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”) which imposes substantial restrictions on the transfer of such securities. All certificates which evidence the shares purchased in the offering (along with any electronic shares held in book entry form) will be inscribed with a printed legend which clearly describes the applicable restrictions on transfer or resale by the owner thereof. Accordingly, each investor should be aware of the long-term illiquid nature of his investment. In no event may such securities be sold, pledged, hypothecated, assigned or otherwise transferred unless such securities are registered under the Securities Act and applicable state securities laws or we receive an opinion of counsel that an exemption from registration is available with respect thereto. Regulation S is the primary exemption for resales of restricted securities outside of the U.S. and is discussed in the risk factor above. Rule 144, the primary exemption for resales of restricted securities in the U.S. is only available for securities of issuers providing current information to the public. Valiant Offshore currently does not make such information available precluding reliance on Rule 144. Shares held by non-affiliates of an issuer that is not a reporting company are restricted in the hands of holders for a period of twelve months under Rule 144. Thus, each investor in the offering who intends to rely on Rule 144 to sell its shares, should be prepared to bear the risk of such investment for a period of at least twelve months, especially if an active and liquid market for Valliant’s securities does not develop on the N-OTC. Valiant Offshore’s majority shareholder, Ocean Rig, may significantly influence matters to be voted on and its interests may differ from, or be adverse to, the interests of you or any other shareholders.Valiant Offshore’s majority stockholder, Ocean Rig., controls 100% of its outstanding common stock prior to this offering. Following the offering, it is expected that Ocean Rig will own 57.8% of the shares of our common stock and investors in the offering will own 42.2% of the shares in our common stock. Accordingly, Ocean Rig will possess significant influence over Valiant Offshore on matters submitted to the stockholders for approval, including the election of directors, mergers, consolidations, the sale of all or substantially all of its assets, and also the power to prevent or cause a change in control. This amount of control gives Ocean Rig a substantial ability to determine Valiant Offshore’s future business decisions. The interest of Ocean Rig may differ from the interests of you or any other shareholders and could therefore result in corporate decisions that are adverse to you or other shareholders. Ocean Rig is likely to hold a significant ownership interest in the Company and thus exercise a significant amount of control even if it fails to deliver either or both rigs in accordance with the relevant Memorandum of Agreements.  4

 Risk factors (3/3)  Valiant Offshore has a limited number of rigs and customersValiant Offshore relies heavily on a relatively small number of customers and the loss of a significant customer or a dispute that leads to the loss of a customer could have a material adverse impact on Valiant Offshore's consolidated statement of financial position, results of operations or cash flows. The loss of any of these customers or another significant customer, or a decline in payments under any drilling contract, could, at least in the short term, have a material adverse effect on results of operations and cash flows. In addition, any drilling contracts are subject to counterparty risks. Should a counterparty fail to honour its obligations under an agreement with Valiant Offshore, we could sustain losses, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.The damage or loss of the Eirik Raude and the Leiv Eiriksson could have a material adverse effect on our results of operations and financial condition.Valiant Offshore’s revenues will be dependent on the Leiv Eiriksson, which is operating offshore Norway, and the Eirik Raude which is currently uncontracted and cold stacked in Greece.These drilling units may be exposed to risks inherent in deepwater drilling and operating in harsh environments that may cause damage or loss. The drilling of oil and gas wells, particularly exploratory wells where little is known of the subsurface formations involves risks, such as extreme pressure and temperature, blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch throughs, craterings, fires, explosions, pollution and natural disasters such as hurricanes and tropical storms.In addition, offshore drilling operations are subject to perils peculiar to marine operations, either while on-site or during mobilization, including capsizing, sinking, grounding, collision, marine life infestations, and loss or damage from severe weather. The replacement or repair of a drilling unit could take a significant amount of time, and we may not have any right to compensation for lost revenues during that time. As we currently are only expected to have two drilling units in our our fleet (one of which is currently in operation) serious damage to one of the drilling units could materially reduce our revenues for the time that drilling unit is out of operation. In view of the sophisticated design of the drilling units, we may be unable to obtain a replacement unit that could perform under the conditions that our drilling units are expected to operate, which could have a material adverse effect on our results of operations and financial condition.For a more comprehensive discussion of risks relating to the oil and gas industry generally and our parent company, Ocean Rig, please see the section titled “Risk Factors” in Ocean Rig’s annual report on Form 20-F for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission on March 15, 2018.  5

Table of contents

1. **Transaction overview**
2. High quality HE fleet and established track record
3. Focus on shareholder value
4. Strengthening market fundamentals
5. Summary
6. Appendix

6

Transaction overview

Establishing a new pure-play platform in the harsh environment market

Transaction structure (simplified)



New investors
USD 175m
ORIG
USD 240m
~42.2%
~57.8%
Valiant Offshore Inc.
(Marshall Islands)
USD 415m
Management agreement
100%
Operational base
(Norway)
2x HE semi-submersible rigs
On contract
To be reactivated
Leiv Eiriksson ("LE")
(2001)
Eirik Raude ("ER")
(2002)

Commentary

- Valiant Offshore to be a newly established offshore drilling company focused on harsh environment ("HE") drilling
- Valiant Offshore has entered into an agreement to acquire, among others, two HE semi-submersible rigs from Ocean Rig UDW Inc. (NASDAQ:ORIG) ("ORIG")
  - Leiv Eiriksson, on contract with Lundin
  - Eirik Raude, to be delivered fully reactivated and suitable for work in Norway
  - All relevant inventories (spares/capital equipment), estimated to be worth ~USD 40m
  - Operational base in Norway plus offshore personnel related to the two HE semi-submersible rigs
- Attractive price of USD 350m with consideration in the form of
  - Equity contribution (in-kind) of USD 240m from ORIG
  - Cash of USD 110m from Equity Offering
- No interest bearing debt on the balance sheet
- Additional growth opportunities being explored

7

Valiant Offshore – Harsh environment pure-play

High Quality HE Fleet and Established Track Record	• Two high-quality 5th generation HE semi-submersible rigs • Proven track record with a loyal blue-chip client base (~USD 2.4bn in aggregate EBITDA since 2002) • Master Services Agreement signed with ConocoPhillips for a term of 3 years, plus 2 optional years • Existing backlog of ~USD 132m (incl. options) with Lundin and ConocoPhillips
Pure-Play and Lean Setup	• Pure play on harsh environment through a new setup taking over offshore personnel and base in Norway • Experienced management with strong backing from ORIG • Lean and attractive cost structure
Focus on Shareholder Value	• Low entry cost at attractive multiples • Committed to pay 100% of net profit as dividends after the expected delivery date of both rigs • Three directors independent of ORIG, forming a majority on the board • No marketing conflicts with ORIG as Valiant Offshore is purely focused on HE • "Best-in-class" balance sheet with no interest bearing debt or legacy issues • Additional growth opportunities being explored (existing, newbuilds, consolidation or a combination)
Strengthening Market Fundamentals	• Direct exposure to a recovering HE market • Rig specification and quality well suited for the projected demand • HE demand expected to outstrip supply

8

 Equity Offering details  Amount:   Gross proceeds of USD 175m  Offer price:   USD 10.0 per share  # of offer shares:   17,500,000 common shares, each with a par value of USD 0.01  # of shares:   ORIG: 24,000,000 common shares, each with a par value of USD 0.01Total (pro-forma): 41,500,000 common shares, each with a par value of USD 0.01  Ownership:  ~57.8% ORIG~42.2% new investors  Listing and ticker:  The new shares will be listed on the Norwegian over-the-counter market (N-OTC). Company intends to list on Oslo Stock Exchange (OSE) in 3Q18. Ticker: “VAL”  Use of proceeds:  Net proceeds from the Equity Offering shall be used as part payment for the acquisition of the Leiv Eiriksson, for working capital and for general corporate purposes  Minimum order and allocation amount:  USD equivalent of EUR 100,000, provided that the Company reserves the right to, at its sole discretion, allocate lower amounts to investors that qualify as “professional investors” pursuant to the Norwegian Securities Trading Act and Ancillary regulations  Allocation:   The allocation will be made at the sole discretion of the Company’s Board. The Board will focus on criteria such as (but not limited to), perceived investor quality, timeliness of the order and investment horizon  Application period:   Start of application period: 29 May-18 at 15:30 CETEnd of application period: 7 Jun-18 at 16:00 CETBook may be closed earlier or later at the Company’s discretion  Settlement and trading:  Payment date: On or about 11 Jun-18Delivery date: On or about 11 Jun-18  Closing conditions:  The issue of offer shares is subject to all necessary corporate resolutions being passed, including the sole shareholder’s approval of the share capital increase and Board’s approval of the allocation of the offer shares.  Documentation:  This Presentation, application agreement and term sheet, all dated 28 May-18  Leiv Eiriksson:  Leiv Eiriksson will be delivered to Valiant Offshore when the required novation of the relevant drilling contracts is in place, expected to be within 90 days after the closing of the offering  Eirik Raude:   Eirik Raude will be delivered to Valiant Offshore following reactivation. Delivery is expected within 12-15 months, no later than 18 months after the closing of the offering. On Completion, ORIG will receive approximately USD 215m in shares and hold ~57.8% of the issued share capital of Valiant Offshore. The shares will be held by ORIG, and will pledged and blocked in favour of Valiant Offshore until Eirik Raude is delivered to Valiant Offshore. In the event the Eirik Raude is not delivered after reactivation, 21,500,000 shares shall be returned to Valiant Offshore and cancelled. Valiant Offshore will not pay out dividends until the expected delivery dates of both the Leiv Eiriksson and the Eirik Raude  Managers:   Clarksons Platou Securities AS and Pareto Securities AS as joint lead managers and bookrunners, ABN AMRO Bank N.V. as joint lead manager and Nordea Bank AB (publ), filial i Norge as co-manager (together referred to as the “Managers”, each a “Manager”)  9

Estimated sources and uses of funds

Sources and uses of funds

Sources of funds	USDm
ORIG, equity contribution (in-kind)	240
New investors, Equity Offering	175
Sum	**415**

Uses of funds	USDm
Acquisition of LE (on contract) and ER (to be reactivated)	350
Working capital	25
General corporate purposes	30
Transaction costs	10
Sum	**415**

- Sources of funds include a combination of Equity Offering and equity contribution (in-kind):
  - New investors: USD 175m
  - ORIG: USD 240m
- Valiant Offshore to acquire:
  - LE, 2001 built HE semi-submersible rig (including the existing Lundin and ConocoPhillips contracts) for USD 135m, of which USD 110m in cash and USD 25m in shares
  - ER, 2002 built HE semi-submersible rig (to be reactivated and suitable to operate in Norway) for USD 215m in shares
  - Inventories (spares/capital equipment), estimated to be worth ~USD 40m, and the rigs will come with 17.5k ft of total riser between them
  - Operational base in Norway plus offshore personnel related to the two HE semi-submersible rigs
- ER will be delivered to Valiant Offshore following reactivation:
  - Delivery is expected within 12-15 months, no later than 18 months
  - On Completion of the Equity Offering, ORIG will receive USD 215 million in shares and hold ~57.8% of the issued share capital of Valiant Offshore
  - The shares will be held by ORIG, and will be pledged and blocked in favour of Valiant Offshore until ER is delivered to Valiant Offshore

10

Table of contents

1. Transaction overview
2. **High quality HE fleet and established track record**
3. Focus on shareholder value
4. Strengthening market fundamentals
5. Summary
6. Appendix

11

Successful operations in HE and benign areas for several blue chip clients

Leiv Eiriksson

Regional drilling experience overview



NW Europe ~6.5 years
Greenland ~1 year
Black Sea ~1.5 years
Falkland Island ~1 year
West of Africa ~5 years

Clients (operators)

ExxonMobil, Falkland Oil and Gas Limited, Chevron, OMV, Cairn, Maersk Oil, RWE, bp, Total, Tullow Oil, Petrobras, Shell, Lundin Petroleum

Top 5 clients*



Total
BP
Shell
Exxon
Lundin
Other

Eirik Raude

Regional drilling experience overview



NW Europe ~2 years
Canada ~2 years
US GoM ~1.5 years
Falkland Island ~1 year
West of Africa ~5 years

Clients (operators)

Statoil, ExxonMobil, Lukoil Oil Company, Tullow Oil, Petro-Canada, encana, ophir, eni, Chevron, Total, Repsol, noble energy, PremierOil, African Petroleum



Tullow
Chevron
Exxon
Total
Statoil
Other

*Based on contract duration

12

~USD 2.4bn in EBITDA since 2002

EBITDA per year for Leiv Eiriksson and Eirik Raude 2002-2017



USDm
180
160
140
120
100
80
60
40
20
-
(20)
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Leiv Eiriksson
Eirik Raude

- Leiv Eiriksson and Eirik Raude with combined EBITDA of ~USD 2.4bn since first operational year
  - Leiv Eiriksson with ~USD 1.1bn
  - Eirik Raude with ~USD 1.3bn

Source: Pareto Securities Equity Research

13

Leiv Eiriksson – A superior HE rig

HE specialist

- Winterized to DNV GL OS A201 BASIC classification for operations to -20°C
- Cold climate training to crew by NorthQ
- POSMOOR-ATA notation with 8ea RR anchor winches, 2000m 84mm R5 chain
- DP class 3 Kongsberg K-Pos with 6ea Rolls Royce 100mt thrusters
- Bingo 9000 design hull with class leading WoW characteristics



Excellent performance

- >97% operating efficiency since 2015
- 2.0% WoW during full year ops in Barents Sea (Jul-16 to today)

Differentiators

- Consistent and high performing crew since 2013
- >800 days drilling in Barents Sea
- Newly installed 5 ram Cameron BOP complete with casing super shear ram

Well maintained rig in good condition

- Intermediate survey for LE completed Mar-18, total cost of USD 15m
- Next special periodic survey due in 2021

TOTAL TULLOW OIL OMV DEA bayerngas norge MAERSK OIL Lundin Norway Shell

14

Leiv Eiriksson – Strong existing backlog

<table>
<tr><th colspan="8">2018</th><th colspan="12">2019</th><th colspan="7">2020</th></tr>
<tr><td>M</td><td>J</td><td>J</td><td>A</td><td>S</td><td>O</td><td>N</td><td>D</td><td>J</td><td>F</td><td>M</td><td>A</td><td>M</td><td>J</td><td>J</td><td>A</td><td>S</td><td>O</td><td>N</td><td>D</td><td>J</td><td>F</td><td>M</td><td>A</td><td>M</td><td>J</td><td>J</td></tr>
<tr><td colspan="4">Lundin Firm</td><td colspan="3">7th Optional</td><td colspan="2">8th Optional</td><td colspan="2">9th Optional</td><td colspan="2">10th Optional</td><td colspan="2">11th Optional</td><td colspan="3">12th Optional</td><td colspan="3">COP Firm</td><td colspan="3">1st Optional</td><td colspan="3">2nd Optional</td></tr>
</table>

Lundin contract

- Ongoing contract with Lundin Norway AS ("Lundin") since Jul-16
- Firm period estimated through Aug-18
- Six one-well options

Lundin Norway

ConocoPhillips contract

- Master Services Agreement (MSA) signed with ConocoPhillips Skandinavia AS ("ConocoPhillips") for a term of 3 years, plus 2 optional years
- Drilling Program Order (DPO) signed for one firm well of about 90 days, plus two options

ConocoPhillips

Existing revenue backlog of ~USD 132m (1)

(1) Includes optional period for Lundin contract and firm and optional period for ConocoPhillips contract

15

Eirik Raude – Reactivated to same condition as Leiv Eiriksson

- ORIG will reactivate the rig and ensure it is suitable for operation in Norway
  - Based on gap analysis performed by third party
  - Based on verification performed by third party
- Rig presently in "preservation stack" mode in Astakos, Greece
- Rig will be towed and reactivated in Las Palmas
- Summary of scope of work
  - Reactivation of subsea, drilling and marine (incl. thrusters) equipment
  - Class recertification
  - BOP upgrade to 5 ram
  - Crane upgrades to comply with NORSOK
  - New 8-point mooring system installed
  - Winterized to DnV BASIC notation (-20°C)
  - 68 joints of certified 75ft. riser (i.e. total of approximately 5k ft.)
- Estimated total cost of ~USD 106.6m to be completed within 12-15 months

ORIG responsible for reactivation

16

Eirik Raude – Summary reactivation budget

Work scope (all figures in USDm)	Materials	Services	Shipyard	Grand total
Project team	-	3.1	-	3.1
Reactivation				
On-Board survey with OEM	-	0.4	-	0.4
Rig towage	-	0.8	-	0.8
SPS and UWILD	0.5	1.5	-	2.0
Thrusters	-	5.5	-	5.5
Engines	1.0	-	-	1.0
Accommodation (cleaning and outfitting)	-	1.0	-	1.0
Drilling equipment	6.7	4.7	-	11.4
Well control equipment	6.5	5.4	-	11.9
Electrical and control reactivation	0.5	0.5	-	1.0
Steel, piping and paint works	0.6	6.0	-	6.6
Lubricants	0.3	-	-	0.3
Subtotal	**16.1**	**25.7**	**-**	**41.8**
AoC/Norway requirements				
Finding from GAP analysis	-	1.5	-	1.5
Cranes	3.0	0.5	-	3.5
ROPS	3.2	0.5	-	3.7
Drill-floor (pipe & hand-off operations)	0.6	0.3	-	0.8
Subtotal	**6.8**	**2.8**	**-**	**9.5**
Upgrades				
BOP 5 cavity	2.0	1.5	-	3.5
8 points mooring system	10.0	10.0	-	20.0
Winterization and HVAC (all units)	11.5	5.0	-	16.5
Ballast water management	1.0	0.5	-	1.5
Subtotal	**24.5**	**17.0**	**-**	**41.5**
Shipyard costs				
Fuel consumption	-	-	1.9	1.9
Shipyard services	-	-	6.0	6.0
Commissioning, SIT & sea-trial with OEM	-	-	0.5	0.5
Lightweight or inclining experiment	-	-	0.3	0.3
Project logistics, insurance, etc.	-	-	2.0	2.0
Subtotal	**-**	**-**	**10.7**	**10.7**
Grand total	**47.4**	**48.5**	**10.7**	**106.6**

17

 Estimated USD 40m worth of inventories(1)  18  A significant amount of inventories (spares and capital equipment) will be sold along LE/ERLE: ~USD 19mER: ~USD 21m  Leiv Eiriksson (USDm)  Eirik Raude (USDm)  Drilling  7.4  Well control  5.3  Auxiliary systems  3.3  Engines  0.7  Thrusters  0.2  Other  3.7  Total  20.6  Drilling  6.6  Well control  5.6  Auxiliary systems  2.9  Engines  0.8  Thrusters  0.2  Other  3.0  Total  19.1  Rigs will come with 17.5k ft. of total riser between them, on top of significant inventories  (1) Based on original cost

 Comparison of HE capable rigs  19   Rig  LE/ER  COSL HE rigs  Island Innovator  North Sea Rigs  Cat-D  Midwater NB  Mira/Bollsta/Rigel  Owner  ORIG  COSL  Island Drilling  NODL/Hayfin  Design   Trosvik Bingo 9000  GM 4000  GM 4000  GM-4D  GVA 4000 NCS  CS60 ECO MW  CS60 E/MK  Yard  Dalian/Friede Goldman  CIMC Raffles  COSCO Nantong  CIMC Raffles  DSME  Keppel  HHI/Jurong  Hull shape  Semi  Semi  Semi  Semi  Semi  Semi  Semi  Built  2001/2002  2010-2012  2012  2018-2019  2016  2021  2020  Rig water depth (ft)  7,500/10,000  1,640  2,300  1,650  1,640  5,000  10,000  Drilling depth (ft)  30,000  25,000  26,247  26,247  28,000  35,000  40,000  Accommodation   120  120  120  130  130  140  140-150  Survival VDL (mt)  4,847  4,000  4,000  4,000  4,000  5,000  7,100-8,200  Hull Breadth (ft)  279  213  213  242  318  255  255-306  Hull Length (ft)  392  343  343  350  381  389  402  Displacement, operating (mt)  53,400  36,400  38,040  45,700  58,640  60,000  74,000-80,000  DP system  DP3  DP3  DP3  DP3  DP3  Moored  DP3  Installed power (kW)  45,000  30,660  34,650  33,210  37,800  14,400  38,400-44,000  Air-gap (meters)  13.5  13.5  11.5  n.a  12.6  13  13.5

Table of contents

1. Transaction overview
2. High quality HE fleet and established track record
3. **Focus on shareholder value**
4. Strengthening market fundamentals
5. Summary
6. Appendix

20

Corporate governance principles and listing

- Board of directors to consist of:
  - 2x members from ORIG:
    - Anthony Kandylidis
    - John Simon
  - 3x independent members:
    - David Frischkorn
    - Thor Erling Kylstad
    - Halvdan Strand
- New shares to be listed on N-OTC (ticker: "VAL") and Company intends to list on Oslo Stock Exchange in 3Q18
- No market conflicts and commitment from ORIG on marketing

21

Management team and Board of Directors

Management



Pankaj Khanna – Chief Executive Officer
- Current Position: President and CEO of ORIG
- Previous: Founder and CEO of Pioneer Marine Inc., CMO of ORIG, COO of DRYS
- Education: Blackpool, Fleetwood Nautical Campus, London Metropolitan University



Iraklis Sbarounis – Chief Financial Officer
- Current Position: CFO, Secretary and Director of ORIG
- Previous: VP Business Development of ORIG, commercial, investment, and corporate finance positions with shipping and offshore companies, BNP Paribas
- Education: LSE, MIT



David Cusiter – Chief Operations Officer
- Current Position: COO of ORIG
- Previous: Joined ORIG in 1996 as Chief Engineer, having since served as VP New Building & Special Projects, VP Engineering & Projects, VP Technical
- Education: Glasgow Nautical College



Rune Kvål – Operations & Technical Manager
- Current Position: Operations and Technical Manager of ORIG
- Previous: Operations Manager and Rig Manager for Transocean, various field level positions Schlumberger
- Education: University of Stavanger

Board of Directors



Anthony Kandylidis – Chairman
- Current Position: Executive Vice Chairman of ORIG, President and CFO of DRYS
- Previous: President and CFO of ORIG, founder of OceanFreight
- Education: MIT, Brown University



John Simon
- Current Position: Director of ORIG, Director and Risk Committee Chairman of Nine Point Energy
- Previous: Over 40 years experience in onshore and offshore E&P, CEO at Bennu Oil & Gas, SVP Global E&P Services at Hess
- Education: Texas A&M University – Kingsville



Thor Erling Kylstad
- Current Position: Independent finance/shipping executive
- Previous: More than 30 years of experience with Nordea Bank, mainly within ship finance. Various managerial positions in Oslo and international offices in Luxembourg, Singapore and London
- Education: Universitat Mannheim



David Frischkorn
- Previous: Over 40 years of experience in investment banking for the Energy sector, most recently as Managing Director of Seaport Global, Vice Chairman of Dahlman Rose, Managing Director at Jefferies
- Education: Columbia Business School, Tufts University, Karl Eberhart University



Halvdan Strand
- Previous Positions: Over 40 years of experience in the offshore drilling industry. Joined ORIG in 1998 and served in numerous technical and operations positions, until his retirement as Head of Operations in 2016.
- Previously with Transocean and Golar NOR Offshore

22

 Strong free cash flow potential  A dayrate of USD 300-350k/day returns EBITDA of USD 90-123m for Valiant OffshoreFree cash flow of USD 81-114m equal to 23-33% of cost  Day rate  USDk/day  200  250  300  350  400  Opex  "  130  130  130  130  130  Utilization   %  85%  85%  93%  93%  93%  Net revenues (1)  USDm  122  152  200  233  266  Opex  "  (95)  (95)  (95)  (95)  (95)  G&A (2)  "  (15)  (15)  (15)  (15)  (15)  EBITDA  "  12  42  90  123  156  SPS   "  (5)  (5)  (5)  (5)  (5)  Maintenance  "  (4)  (4)  (4)  (4)  (4)  Net cash flow  "  3  33  81  114  147                       Value  "  350  350  350  350  350  EV/EBITDA  x  29.9  8.3  3.9  2.8  2.2  Net cash flow / Cost   %  1%  9%  23%  33%  42%  Pro-forma earnings potential (LE & ER)  Net cash flow yield (%)  23  Dayrate (USDk/day)  1) Net revenues include taxes calculated as 1% of revenues and commercial fees of 1% of all monies earned on any new drilling contract entered into after commencement of the contract2) G&A includes management fees of USD 15,500/day/rig Please see the “Management agreement” slide 38 in Appendix for further details

 Floater asset values  (1) ER/LE avg. implied values prior to acquisition by Dryships(2) Basket of traded US and Norwegian offshore drillers(3) Based on ODL, RIG (only HE 6G) and NODL share prices as of 23 May-18Source: Pareto Securities Equity Research  Valiant offshore compared to historical implied and current implied trading levels   24  USDm  (1)  (2)  (3)

Leverage strong HE market for accretive growth

- Zero debt, lean set-up & improving market provide opportunity for growth
- Growth opportunities include:
  - Second hand, newbuild (stranded/resale) or newbuild (new order) HE semi-submersible rigs
    - In dialogue with yards for attractive newbuild slots
  - M&A / Consolidation with existing players
    - Company open to rolling up acquisitions or being acquired / merged

25

Table of contents

1. Transaction overview
2. High quality HE fleet and established track record
3. Focus on shareholder value
4. **Strengthening market fundamentals**
5. Summary
6. Appendix

26

   27  Oil price in the right zip code for improved rig demand  Europe Brent Spot Price  Source: Thomson Reuters  USD

HE showing clear signs of recovery

HE dayrates on the rise



USDk/day
700
600
500
400
300
200
100
0
1999
2001
2003
2005
2007
2009
2011
2013
2015
2017
Harsh 6G
3G Midwater UK
3G MW Norway

Recent NCS fixtures with public dayrates

Date	Operator	Rig name	Manager	Start	End	Day rate
Apr-18	Aker BP	Deepsea Nordkapp	Odfjell	Jun-19	Jun-21	325,000
Apr-18	Equinor	Deepsea Atlantic	Odfjell	Mar-19	Aug-20	292,000
Dec-17	Aker BP	Deepsea Stavanger	Odfjell	Apr-19	Apr-20	288,000
Dec-17	Equinor	Transocean Spitsb.	Transocean	Jul-19	Mar-22	289,000
Dec-17	VNG	West Phoenix	NADL	Jan-20	Sep-20	285,000
Nov-17	DEA	Transocean Arctic	Transocean	Jun-19	May-20	200,000
Aug-17	Wintershall	West Phoenix	NADL	Jan-18	Mar-18	180,000
Aug-17	Aker BP	Deepsea Stavanger	Odfjell	Feb-18	Nov-18	250,000
May-17	Equinor	Deepsea Bergen	Odfjell	Apr-18	May-18	130,000
Apr-17	Equinor	Bideford Dolphin	Dolphin	May-17	Aug-17	172,000
Apr-17	Wellesley	Deepsea Bergen	Odfjell	Aug-17	Sep-17	120,000
Mar-17	OMV	Deepsea Bergen	Odfjell	Nov-17	Apr-18	120,000
Jan-17	Equinor	Bideford Dolphin	Dolphin	Feb-17	Mar-17	175,000
Dec-16	Faroe	Deepsea Bergen	Odfjell	May-17	Jul-17	120,000
Feb-16	Lundin	Leiv Eiriksson	Ocean Rig	Jul-16	Mar-17	145,000
Jan-16	ENGIE	Transocean Arctic	Transocean	Jul-16	Sep-16	179,000

- Deepsea Nordkapp booked in at ~USD 325k/day and Deepsea Stavanger, Deepsea Atlantic, Transocean Spitsbergen and West Phoenix at dayrates in the high USD 200k/day
- Contracted utilization is close to 100% for premium assets

Source: Pareto Securities Equity Research, IHS-Petrodata

28

 Norway a bright spot – Lifting HE semi demand  Number of wells sanctioned under PDO by rig type (PDO delivery year)  2009-12  2013-16  2017-18e    Source: Pareto Securities Equity Research  29

 HE demand to outstrip 6G supply  Notes: Incl. UK, Canada and other HE regions Excluding Stena IceMaxSource: Pareto Securities Equity Research  NCS capable HE floater supply and demand balance    LE/ER  30  5  Stacked scrap candidates

HE floater market dominated by few players

6G HE floater fleet


Diamond
Saipem
Island
Innovator
Breakwater/
Hayfin
NODL
North Sea
Rigs
SDRL/NADL
ODL
COSL
RIG
26
6
4
4
3
3
2
1
1
1
1

5G HE floater fleet


ORIG
NADL
4
2
2

2G-4G HE floater fleet


ODL
Saipem
Borr
NADL
Stena
Awilco
Diamond
FOE
RIG
27
11
5
3
2
2
1
1
1
1

NCS approved 6G HE floater fleet


Saipem
Island Innovator
ODL
SDRL/
NADL
COSL
RIG
15
6
3
2
2
1
1

NCS approved 5G HE floater fleet


ORIG
NADL
4
2
2

NCS approved 2G-4G HE floater fleet


Stena
ODL
Saipem
NADL
FOE
RIG
12
5
3
1
1
1
1

Source: Pareto Securities Equity Research

31

Contract overview

Overview of HE floaters currently under contract

Rig	Manager	Built	Region	Client
Songa Enabler	RIG	2016	NOR	Equinor
Songa Encourage	RIG	2015	NOR	Equinor
Songa Endurance	RIG	2015	NOR	Equinor
Songa Equinox	RIG	2015	NOR	Equinor
Transocean Spits.	RIG	2010	NOR	Equinor
Deepsea Aberdeen	Odfjell	2014	UK	BP
Deepsea Nordkapp	Odfjell	2018	NOR	Aker BP
West Phoenix	NADL	2008	NOR	Wintershal/AOC/VNG
Deepsea Atlantic	Odfjell	2009	NOR	Equinor
Ocean Patriot	Diamond	1983	UK	Shell/Apache
Transocean Arctic	RIG	1986	NOR	Aker BP/Well/Faroe/DEA
Deepsea Stavanger	Odfjell	2010	SA/NOR	Wint./Total/Aker BP
Ocean Great White	Diamond	2016	MYS	BP
Ocean Valiant	Diamond	1988	UK	Maersk
WilPhoenix	Awilco	1982	UK	Apache/tba/tba
COSLPromoter	COSL	2012	NOR	Equinor
Paragon MSS1	Borr	1979	UK	TAQA
Scarabeo 8	Saipem	2012	NOR	Shell/Total/Aker BP
Transocean Leader	RIG	1987/1997	UK	Enquest/Azinor
COSLPioneer	COSL	2010	UK	Nexen
West Hercules	Seadrill	2008	UK	Siccar Point/Equinor
Transocean Barents	RIG	2009	CAD	Suncor Energy
Paul B. Loyd, Jr.	RIG	1990	UK	BP/Husky/Zennor
West Aquarius	Seadrill	2009	CAD	BP
Transocean 712	RIG	1983	UK	Fairfield
Island Innovator	Maracc	2012	NOR	Spirit/DEA
Deepsea Bergen	Odfjell	1983	NOR	OMV/Equinor
Henry Goodrich	RIG	1985/2007	CAD	Husky
Ocean Guardian	Diamond	1985	UK	Decipher
COSLInnovator	COSL	2011	NOR	Lundin
Stena Spey	Stena	1983	UK	Repsol/Nexen
Leiv Eiriksson	Ocean Rig	2002	NOR	Lundin
Blackford Dolphin	FOE	1974	UK	BP
Stena Don	Stena	2001	UK	Total



2018
2019
2020
2021
2022
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
Contract
Option
Option exc.
Yard

Source: Pareto Securities Equity Research, IHS-Petrodata

32

   Rig scrapping  33  Source: Pareto Securities Equity Research, IHS-Petrodata  14 HE floaters scrapped since 2014

Table of contents

1. Transaction overview
2. High quality HE fleet and established track record
3. Focus on shareholder value
4. Strengthening market fundamentals
5. **Summary**
6. Appendix

34

 Summary  35    Strengthening Market Fundamentals  High Quality HE Fleet and Established Track Record   Pure-Play and Lean Setup  Focus on Shareholder Value

Table of contents

1. Transaction overview
2. High quality HE fleet and established track record
3. Focus on shareholder value
4. Strengthening market fundamentals
5. Summary
6. **Appendix**

36

Acquisition agreements and closing mechanism

- ORIG and Valiant Offshore have entered into a Heads of Agreement where Valiant Offshore will acquire a fleet of 2x HE semi-submersible rigs including the existing employment contracts and ORIG's operational base in Norway

<u>**Main terms as follows:**</u>

- Price USD 350m in total payable as follows:
  - USD 25m in shares on closing of the Equity Offering (as security for LE sale)
  - USD 110m in cash on delivery of the LE
  - USD 215m in shares, as consideration for both LE and ER
    - All shares issued on completion of the Equity Offering
    - Shares pledged and blocked in favour of Valiant until delivery of the ER following reactivation
- Delivery:
  - LE within 90 days from closing, in between wells, offshore Norway
  - ER within 12-15 months but not later than 18 months after the closing of the offering, ex-yard, intention Las Palmas
- Condition:
  - LE: "where is, as is", in class with no overdue conditions/recommendations
  - ER: As per agreed Scope of Works verified by a 3rd party
- Rigs sold with everything belonging to them whether aboard, on shore or on order
- Sale to include novation of the existing contracts with Lundin and ConocoPhillips for the LE (ORIG PCG to be replaced by Valiant PCG)
- If Lundin's or ConocoPhillips' approval is not obtained, sale to be restructured as sale of SPAs with ORIG PCG remaining in place and Valiant issuing a counter-guarantee
- Sales contracts:
  - For LE/ER: As per NSF 2012 with logical amendments
  - For Norway operational base SPA to acquire the shares of Primelead Ltd. with customary reps and warranties

37

Management agreement

- Manager: Ocean Rig Management Inc., a subsidiary of ORIG
- Management agreement covers all rigs owned by Valiant Offshore
- Customary scope for commercial, technical and administrative services (including executive management) included
- Management fees of USD 15,500/day/rig
  - Reduced to USD 12,500/day/rig if Valiant holds six or more rigs
  - Monthly invoicing and payments
- Management fees are payable
  - For LE, from completion of the Equity Offering
  - For ER, from 6 months prior to delivery to Valiant Offshore
- Commercial fees of 1% of all monies earned on any new drilling contract entered into after commencement of the contract
- 12 months' notice period for termination by both parties; or 5 days' notice if terminated with cause
- Governed by the laws of England and Wales; disputes to be settled through London Maritime Arbitration Association rules

38

 Corporate chart (pro-forma)  39  Valiant Offshore Inc.(Marshall Islands)  Valiant Norway Operations Inc.(Marshall Islands)  Valiant Owners Inc.(Marshall Islands)  Primelead Limited(Cyprus)  Valiant Owners 1 Inc.(Marshall Islands)  Valiant Owners 2 Inc.(Marshall Islands)  Ocean Rig AS(Norway)  Ocean Rig North Sea AS(Norway)  Leiv Eiriksson(2001)  Eirik Raude(2002)  100%  100%  100%  100%  100%

Leiv Eiriksson – Running costs (opex) forecast for 2018

2018 RUNNING COST FORECAST LEIV EIRIKSSON *(in USD)*	JUL	AUG	SEP	OCT	NOV	DEC	FY 2018 RUNNING COST FORECAST	FY 2018 DAILY RUNNING COST FORECAST
CREW COST	2,530,943	2,530,943	2,530,943	2,530,943	2,530,943	2,530,943	30,136,249	82,565
CATERING	253,497	253,497	251,739	253,497	251,739	253,497	3,129,140	8,573
TOTAL CATERING	253,497	253,497	251,739	253,497	251,739	253,497	3,129,140	8,573
SERVICE PERSONNEL								
SERVICE HANDS FOR MAINTENANCE	106,000	105,600	0	0	0	38,200	684,300	1,875
INSPECTIONS	106,920	22,260	7,020	39,520	43,020	22,270	776,630	2,128
TOTAL SERVICE PERSONNEL	212,920	127,860	7,020	39,520	43,020	60,470	1,460,930	4,003
REPAIRS AND MAINTENANCE								
REPAIRS & MAINTENANCE	477,715	502,031	452,715	501,215	432,715	456,215	6,440,101	17,644
AIR FREIGHT	4,167	4,167	4,167	4,167	4,167	4,167	50,000	137
OTHER FREIGHT	33,750	33,750	33,750	33,750	33,750	33,750	405,000	1,110
CUSTOM DUTIES	0	0	0	0	0	0	0	0
TOTAL REPAIRS AND MAINTENANCE	515,631	539,947	490,631	539,131	470,631	494,131	6,895,101	18,891
INSURANCE								
HULL & MACHINERY (INCL. H&M, IV, HI, FI, LOH MARINE, LOH WAR)	159,812	159,812	159,812	159,812	159,812	159,812	1,917,747	5,254
WAR RISKS	2,917	2,917	2,917	2,917	2,917	2,917	35,000	96
PROTECTION & INDEMNITY	17,138	17,138	17,138	17,138	17,138	17,138	205,652	563
OTHER INSURANCES	7,021	7,021	7,021	7,021	7,021	7,021	84,250	231
TOTAL INSURANCE	186,887	186,887	186,887	186,887	186,887	186,887	2,242,649	6,144
CREW RESOURCE POOL								
REGIONAL CREW RESOURCE POOL								
GLOBAL CREW RESOURCE POOL								
TOTAL CREW RESOURCE POOL	0	0	0	0	0	0		
OTHER RUNNING COST								
TELECOMMUNICATIONS	115,233	115,233	115,233	115,233	115,233	115,233	1,382,800	3,788
OTHER RUNNING COST	68,889	54,222	60,030	68,733	54,222	60,030	756,069	2,071
TOTAL OTHER RUNNING COST	184,123	169,455	175,263	183,967	169,455	175,263	2,138,869	5,860
WAREHOUSES								
WAREHOUSE EXPENSES	21,318	21,318	21,318	21,318	21,318	21,318	255,821	701
TOTAL WAREHOUSE	21,318	21,318	21,318	21,318	21,318	21,318	255,821	701
CLIENT SERVICES	0	0	0	0	0	0	0	0
FUEL	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0
TOTAL RUNNING COST	3,905,319	3,829,908	3,663,802	3,755,263	3,673,994	3,722,510	46,258,760	126,736

Opex

40

Leiv Eiriksson – Special items (capex) forecast for 2018

2018 NEW RIG SPECIAL ITEMS			
RIG NAME:	Leiv Eiriksson		
CATEGORY	DESCRIPTION	PRIORITY	COMMENTS / JUSTIFICATION
Regulatory/Safety	DL Upper Annular	1	CoC refresh prior installation
Regulatory/Safety	Single "Kill" isolation valve	1	CoC Certification
Regulatory/Safety	Single "choke" isolation valve	1	CoC Certification
Regulatory/Safety	Double "Upper Choke" Valve	1	CoC Certification
Regulatory/Safety	Double "Lower Choke" Valve	1	CoC Certification
Regulatory/Safety	Rops Terminal Recertification	1	CoC Certification
Regulatory/Safety	Turbocharger A&B - Diesel Engine D2	1	Maintenance
Regulatory/Safety	Rops Joint	1	CoC Certification
Improvement	Tugger Winch	3	Spare eqt f/ Maintenance
Improvement	2 x Failsafe Valves	3	Spare eqt as per Procedure
Improvement	Wellhead Connector	3	Spare eqt as per Procedure
Improvement	Pipe handling, monkey tail-in	2	Improve efficiency for stabbing
Regulatory/Safety	TL Bonnets	1	CoC Certification
Carry Over	MGE D2 Major overhaul	1	
Grand Total (in USD)			**2,170,790**

41

Norwegian office – G&A forecast for 2018

2018 G&A FORECAST Norway SVG Office *(in USD)*	JUL	AUG	SEP	OCT	NOV	DEC	FY 2018 G&A FORECAST	FY 2018 DAILY G&A COST FORECAST
SALARIES AND EXTRAS	**157,264**	**157,264**	**153,533**	**151,153**	**149,096**	**174,825**	**1,724,561**	**4,725**
3RD PARTY SERVICES								
EXTERNAL MANAGEMENT AND ACCOUNTING	0	0	0	0	0	5,600	5,600	15
LEGAL	0	0	4,235	0	0	4,235	16,940	46
AUDIT	0	0	0	0	0	0	79,128	217
CONSULTING	4,199	4,199	4,804	4,199	4,199	4,804	120,774	331
INSURANCES	248	248	248	248	248	248	2,977	8
OTHER	26,893	8,138	8,138	8,138	8,138	15,399	133,475	366
TOTAL 3RD PARTY SERVICES	**31,340**	**12,585**	**17,425**	**12,585**	**12,585**	**30,286**	**358,894**	**983**
OFFICE EXPENSES								
OFFICE RENT	8,209	8,209	8,209	8,209	8,209	8,209	98,507	270
TELEPHONE, COMMUNICATION, POSTAGE	6,045	6,408	5,440	6,045	6,408	5,440	70,544	193
COMPUTER SERVICES	449	449	449	449	449	449	9,892	27
OFFICE EQUIPMENT	668	668	668	668	668	668	8,010	22
OTHER OFFICE EXPENSES	1,774	1,774	1,774	1,774	1,774	1,774	21,294	58
TOTAL OFFICE EXPENSES	**17,145**	**17,508**	**16,540**	**17,145**	**17,508**	**16,540**	**208,247**	**571**
TRAVEL EXPENSES TRAVEL EXPENSES	7,684	7,684	7,684	11,314	7,684	7,684	103,818	284
TOTAL TRAVEL EXPENSES	**7,684**	**7,684**	**7,684**	**11,314**	**7,684**	**7,684**	**103,818**	**284**
TOTAL G&A	**213,433**	**195,041**	**195,182**	**192,197**	**186,873**	**229,335**	**2,395,520**	**6,563**

G&A

42

Both rigs have received the AoC in the past  43  Eirik Raude  Leiv Eiriksson